Filed by BankUnited, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Herald National Bank
SEC Registration Statement No.: 333-175530

BANKUNITED, INC. REPORTS 2011 RESULTS, STRONG LOAN GROWTH

MIAMI LAKES, Fla.—(BUSINESS WIRE)—Jan. 25, 2012— BankUnited, Inc. (the “Company”) (NYSE:BKU) today announced financial results for the quarter and year ended December 31, 2011.

For the quarter ended December 31, 2011, the Company reported net income of $41.3 million or $0.41 per diluted share. For the quarter ended December 31, 2010, net income was $27.8 million, or $0.30 per diluted share. The fourth quarter of 2011 included a pre-tax net loss of approximately $14.3 million on the sale of covered loans from our portfolio, as compared to a pre-tax net loss of approximately $18.6 million on the sale of covered loans in the fourth quarter of 2010.

For the year ended December 31, 2011, net income was $63.2 million, or $0.62 per diluted share as compared to $184.7 million, or $1.99 per share for the year ended December 31, 2010. Net income for 2011 reflects a previously disclosed one-time charge of $110.4 million, recorded in conjunction with the Company’s initial public offering (IPO) in the first quarter of 2011. The $110.4 million charge, which is not deductible for income tax purposes, reduced net income by $110.4 million, or $1.16 per share.

All earnings per share amounts reflect the 10-for-1 split of the Company’s outstanding common shares effective January 10, 2011.

John Kanas, Chairman, President and Chief Executive Officer, said “We are extremely pleased with the quarter’s results as well as those of the entire year. The bank has very strong momentum of both balance sheet growth and earnings as we head into next year. We look forward to completing the Herald National Bank acquisition in the first quarter of 2012.”

Financial Highlights

•                  Loans originated or purchased by the Company since May 21, 2009, or “new loans”, grew by $447.0 million during the fourth quarter. For the year ended December 31, 2011, new loans increased by $1.2 billion to $1.7 billion. For 2011, new loan growth outpaced the resolution of covered loans, resulting in net growth in the loan portfolio. The Company expects this trend to continue in 2012.

•                  In the fourth quarter of 2011, deposits grew $416.3 million to $7.4 billion, an annualized growth rate of 24%. For the year ended December 31, 2011, deposits grew $201.0 million. The cost of deposits was 1.0% for the fourth quarter of 2011 as compared to 1.4% for the fourth quarter of 2010.

•                  Book value and tangible book value per common share were $15.71 and $15.01, respectively, at December 31, 2011.

•                  We continue to expand our branch network, opening 12 branches during the fourth quarter, bringing our total branches to 95 at December 31, 2011. In 2012, the Company expects to open 10 new branches.

•                  Subject to the satisfaction of certain conditions contained in the Merger Agreement between the Company and Herald National Bank, the Company expects to complete the Herald acquisition during the first quarter of 2012.

Capital Ratios

BankUnited continues to maintain a robust capital position. The Bank’s capital ratios at December 31, 2011 were as follows:

Tier 1 leverage	10.8%
Tier 1 risk-based capital	34.6%
Total risk-based capital	35.9%

BankUnited continues to exceed all regulatory guidelines required to be considered well capitalized.

At December 31, 2011, BankUnited, Inc.’s tangible common equity to tangible assets ratio was 13.0% (see Non-GAAP Financial Measure below).

Loans

Total loans, net of discount and deferred fees and costs, increased to $4.1 billion at December 31, 2011 from $3.9 billion at December 31, 2010 as growth in new loans outpaced the continuing resolution of covered loans. New loans increased by $1.2 billion to $1.7 billion at December 31, 2011 from $548.9 million at December 31, 2010. Covered loans declined to $2.5 billion at December 31, 2011 from $3.4 billion at December 31, 2010.

In the fourth quarter of 2011, new commercial loans (including commercial loans, commercial real estate loans, and leases) grew

$350.0 million to $1.3 billion, reflecting the Company’s expansion of market share in Florida. For the year ended December 31, 2011, the portfolio of new commercial loans grew $837.4 million from $430.2 million to $1.3 billion.

For the quarter ended December 31, 2011, the Company’s portfolio of new residential loans grew $97.6 million to $463.5 million, primarily reflecting the Company’s purchase of residential loans outside of Florida to help diversify credit risk within the residential portfolio. For the year ended December 31, 2011, the portfolio of new residential loans grew $347.8 million from $115.7 million to $463.5 million.

A comparison of portfolio composition at December 31, 2011 and 2010 is as follows:

	New Loans		Total loans
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Single family residential and home equity	26.7%	21.1%	59.9%	75.2%
Commercial real estate	26.0%	29.7%	19.3%	15.9%
Commercial	47.1%	48.6%	20.6%	8.7%
Consumer	0.2%	0.6%	0.2%	0.2%

Asset Quality

The Company’s asset quality remained strong, with credit risk limited by its Loss Sharing Agreements with the FDIC. At December 31, 2011, covered loans represented 59% of the total loan portfolio, as compared to 86% at December 31, 2010.

The ratio of non-performing loans to total loans was 0.7% at December 31, 2011 as compared to 0.9% at September 30, 2011 and 0.7% at December 31, 2010. At December 31, 2011, non-performing assets totaled $152.6 million, including $123.7 million of other real estate owned (“OREO”) as compared to $162.0 million, including $125.0 million of OREO, at September 30, 2011, and $232.5 million, including $206.7 million of OREO, at December 31, 2010. All OREO at December 31, 2011 is covered by the Company’s Loss Sharing Agreements.

For the quarters ended December 31, 2011 and 2010, the Company recorded a provision for loan losses of $4.0 million and $6.3 million, respectively. Of these amounts ($4.9) million and $4.0 million, respectively, related to covered loans and $8.9 million and $2.3 million, respectively, related to loans originated since May 21, 2009. The recovery of provision for covered loans for the quarter ended December 31, 2011 resulted primarily from improved cash flows in the commercial ACI portfolio. The provisions related to covered loans were significantly mitigated by (decreases) increases in non-interest income recorded in “Net gain on indemnification asset.”

For the years ended December 31, 2011 and 2010, the Company recorded a provision for loan losses of $13.8 million and $51.4 million, respectively. Of these amounts, ($7.7) million and $46.5 million, respectively, related to covered loans, and $21.5 million and $4.9 million, respectively, related to new loans. The provisions related to covered loans were significantly mitigated by (decreases) increases in non-interest income recorded in “Net gain on indemnification asset.”

The following table summarizes the activity in the allowance for loan losses for the three months and years ended December 31, 2011 and 2010 (in thousands):

	Three Months Ended December 31, 2011				Three Months Ended December 31, 2010
	ACI Loans	Non-ACI Loans	New Loans	Total	ACI Loans	Non-ACI Loans	New Loans	Total
Balance at beginning of period	$22,132	$14,933	$17,993	$55,058	$37,342	16,587	$3,878	$57,807
Provision	(3,015)	(1,872)	8,899	4,012	6,955	(3,012)	2,307	6,250
Charge-offs	(2,785)	(5,444)	(2,573)	(10,802)	(4,372)	(1,291)	(34)	(5,697)
Recoveries	—	125	9	134	—	—	—	—
Balance at end of period	$16,332	$7,742	$24,328	$48,402	$39,925	$12,284	$6,151	$58,360

	Year Ended December 31, 2011				Year Ended December 31, 2010
	ACI Loans	Non-ACI Loans	New Loans	Total	ACI Loans	Non-ACI Loans	New Loans	Total
Balance at beginning of period	$39,925	$12,284	$6,151	$58,360	$20,021	$1,266	$1,334	$22,621
Provision	(11,278)	3,586	21,520	13,828	33,928	12,553	4,926	51,407
Charge-offs	(13,527)	(8,489)	(3,367)	(25,383)	(14,024)	(1,535)	(109)	(15,668)
Recoveries	1,212	361	24	1,597	—	—	—	—
Balance at end of period	$16,332	$7,742	$24,328	$48,402	$39,925	$12,284	$6,151	$58,360

Investment Securities

Investment securities grew to $4.2 billion at December 31, 2011 from $2.9 billion at December 31, 2010. The average yield on investment securities was 3.4% for the year ended December 31, 2011 as compared to 4.3% for the year ended December 31, 2010. The decline in yield reflects the impact of purchases of securities at lower prevailing market rates of interest. The effective duration of the Company’s investment portfolio was approximately 1.8 years at December 31, 2011.

Deposits

At December 31, 2011, deposits totaled $7.4 billion as compared to $7.2 billion at December 31, 2010. Demand deposits (including non-interest bearing and interest bearing) grew $380.0 million to $1.2 billion at December 31, 2011 from $844.5 million at December 31, 2010, or 45%. This was driven principally by growth in commercial and small business accounts. The average cost of deposits was 1.0% for the quarter ended December 31, 2011 as compared to 1.4% for the quarter ended December 31, 2010 and 1.1% for the year ended December 31, 2011 as compared to 1.5% for the year ended December 31, 2010. The decrease in the average cost of deposits was primarily attributable to be continued shift of deposit mix from time deposits to lower cost deposit products and a decline in market rates of interest.

Net Interest income

Net interest income for the quarter ended December 31, 2011 totaled $140.7 million, as compared to $102.0 million for the quarter ended December 31, 2010. Net interest income for the year ended December 31, 2011 was $499.2 million as compared to $389.5 million for the year ended December 31, 2010.

The Company’s net interest margin for the quarter and year ended December 31, 2011 was 6.5% and 6.1% respectively, as compared to 5.4% and 5.1% for the quarter and year ended December 31, 2010.

The Company’s net interest margin for the quarter and year ended December 31, 2011, and to a lesser extent in the quarter and year ended December 31, 2010, was impacted by reclassification from non-accretable difference to accretable yield on ACI loans (defined as covered loans acquired with evidence of deterioration in credit quality). Non-accretable difference at the Acquisition represented the difference between the total contractual payments due and the cash flows expected to be received on these loans. The accretable yield on ACI loans represents the amount by which undiscounted expected future cash flows exceed the carrying value of the loans. As the Company’s expected cash flows from ACI loans have increased since the Acquisition, the Company reclassified amounts from non-accretable difference to accretable yield.

Changes in accretable yield on ACI loans for the years ended December 31, 2011 and 2010 were as follows (in thousands):

	Year ended December 31, 2011	Year ended December 31, 2010
Balance, beginning of period	$1,833,974	$1,734,233
Reclassifications from non-accretable difference	135,933	487,718
Accretion	(446,292)	(387,977)
Balance, end of period	$1,523,615	$1,833,974

Non-interest Income

Non-interest income for the quarter ended December 31, 2011 was $13.3 million, as compared to $60.3 million for the quarter ended December 31, 2010. For the year ended December 31, 2011, non-interest income was $163.2 million as compared to $297.8 million for the year ended December 31, 2010.

Non-interest income for the quarter and year ended December 31, 2011 was impacted by lower accretion of discount on the FDIC indemnification asset of $10.7 million and $55.9 million respectively, as compared to $17.8 million and $134.7 million, respectively, for the quarter and year ended December 31, 2010. As the expected cash flows from ACI loans have increased as discussed above, the Company expects reduced cash flows from the FDIC indemnification asset, resulting in lowered accretion.

Income from resolution of covered assets, net was $11.7 million and $18.8 million, respectively, for the quarter and year ended December 31, 2011, as compared to $8.7 million and $121.5 respectively, for the quarter and year ended December 31, 2010. As the Company has reclassified amounts from non-accretable difference to accretable yield as discussed above, income from the resolution of loans has generally decreased.

Net gain on indemnification asset was $43.0 million and $79.8 million, respectively, for the quarter and year ended December 31, 2011, as compared to $62.7 million and $17.7 million, respectively, for the quarter and year ended December 31, 2010. The net gains in the fourth quarter of 2011 and 2010 were impacted by the loss on sale of loans of ($70.4) million and ($76.4) million, respectively, recorded on the sale of covered loans. The loss on the sale of covered loans is significantly mitigated by the related gain on the indemnification asset. Other factors impacting these changes included the variance in OREO and foreclosure related expenses and gains (losses) on the sale of OREO as discussed below, as well as the variance in the provision for losses on covered loans and in income from resolution of covered assets, net as discussed above.

Non-interest Expense

Non-interest expense totaled $75.8 million for the quarter ended December 31, 2011 as compared to $103.3 million for the quarter ended December 31, 2010. The fourth quarter of 2010 included a non-recurring expense related to the change in fair value of the Company’s warrant issued to the FDIC of $17.3 million, as well as $10.8 million in incremental salary and benefits expense related to executive management equity awards. For the year ended December 31, 2011, non-interest expense totaled $455.8 million, as compared to $323.3 million for the year ended December 31, 2010. Non-interest expense for the year ended December 31, 2011 included a one-time compensation expense of $110.4 million recorded in conjunction with the Company’s IPO in the first quarter of 2011.

Employee compensation and benefits (excluding the one-time charge of $110.4 million and the incremental $10.8 million expense discussed above) and occupancy and equipment expense increased for the three months and year ended December 31, 2011 over the respective 2010 periods, reflecting the Company’s hiring of experienced commercial lending teams and the opening and refurbishment of branches. For the year ended December 31, 2011, the aggregate of OREO related expense, gain (loss) on sale of OREO, foreclosure expense, and impairment of other real estate owned totaled $80.1 million, as compared to $68.0 million for the year ended December 31, 2010. The higher level of expense for the year ended December 31, 2011 reflected the continuing high volume of foreclosure and OREO sales activity, and depreciation in home prices in the Company’s market areas.

Non-GAAP Financial Measure

Tangible common equity to tangible assets is a non-GAAP financial measure. For purposes of computing tangible common equity to tangible assets, tangible common equity is calculated as common stockholders’ equity less goodwill and other intangible assets, net, and tangible assets is calculated as total assets less goodwill and other intangible assets, net. Tangible common equity to tangible assets should not be viewed as a substitute for total stockholders’ equity to total assets. The most directly comparable GAAP financial measure is total stockholders’ equity to total assets. See the reconciliation below (dollars in thousands):

	December 31, 2011	December 31, 2010
Total stockholders’ equity	$1,535,280	$1,253,508
Less: goodwill and other intangible assets	68,667	69,011
Tangible common stockholders’ equity	$1,466,613	$1,184,497

Total assets	$11,322,038	$10,869,560
Less: goodwill and other intangible assets	68,667	69,011
Tangible Assets	$11,253,371	$10,800,549

Total stockholders’ equity to total assets	13.56%	11.53%
Tangible common equity to tangible assets	13.03%	10.97%

Management of the Company believes this non-GAAP financial measure provides an additional meaningful method of evaluating certain aspects of the Company’s capital strength from period to period on a basis that may not be otherwise apparent under GAAP. Management also believes that this non-GAAP financial measure, which complements the capital ratios defined by regulators, is useful to investors who are interested in the Company’s equity to assets ratio exclusive of the effect of changes in intangible assets on equity and total assets.

About BankUnited and the Acquisition

BankUnited, Inc. is a savings and loan holding company with two wholly-owned subsidiaries: BankUnited, which is one of the largest independent depository institutions headquartered in Florida by assets, and BankUnited Investment Services, Inc., a Florida insurance agency which provides comprehensive wealth management products and financial planning services. BankUnited is a federally-chartered, federally-insured savings association headquartered in Miami Lakes, Florida, with $11.3 billion of assets, more than 1,300 professionals and 95 branches in 15 counties at December 31, 2011.

The Company was organized by a management team led by its Chairman, President and Chief Executive Officer, John A. Kanas, on April 28, 2009. On May 21, 2009, BankUnited was granted a savings association charter and the newly formed bank acquired substantially all of the assets and assumed all of the non-brokered deposits and substantially all other liabilities of BankUnited, FSB from the FDIC, in a transaction referred to as the “Acquisition”. Concurrently with the Acquisition, BankUnited entered into two loss sharing agreements, or the “Loss Sharing Agreements”, which cover certain legacy assets, including the entire legacy loan portfolio and OREO, and certain purchased investment securities. Assets covered by the Loss Sharing Agreements are referred to as “covered assets” (or, in certain cases, “covered loans”). The Loss Sharing Agreements do not apply to subsequently acquired, purchased or originated assets. Pursuant to the terms of the Loss Sharing Agreements, the covered assets are subject to a stated loss threshold whereby the FDIC will reimburse BankUnited for 80% of losses, including certain interest and expenses, up to the $4.0 billion stated threshold and 95% of losses in excess of the $4.0 billion stated threshold. The Company’s current estimate of cumulative losses on the covered assets is approximately $4.7 billion. The Company has received $1.9 billion from the FDIC in reimbursements under the Loss Sharing Agreements for claims filed for incurred losses as of December 31, 2011.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the Company’s current views with respect to, among other things, future events and financial performance. The Company generally identifies forward-looking statements by terminology such as “outlook”, “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this press release are based on the historical performance of the Company and its subsidiaries or on the Company’s current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by the Company that the future plans, estimates or expectations contemplated by the Company will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to the Company’s operations, financial results, financial condition, business prospects, growth strategy, ability to complete the Herald acquisition and liquidity. If one or more of these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, the Company’s actual results may vary materially from those indicated in these statements. These factors should not be construed as exhaustive. The Company does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Information on these factors can be found in the 2010 Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q filed by the Company with the SEC and available at the SEC’s website (www.sec.gov).

Legal Information

On November 16, 2011, the Company filed a definitive Proxy Statement/Prospectus with the SEC regarding the proposed merger with Herald. This Proxy Statement/Prospectus has been mailed to Herald shareholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY WITH THE SEC AND BY HERALD WITH THE OCC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY DO OR WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about the Company and Herald at the SEC’s website (http://www.sec.gov), with respect to information about the Company, and Herald’s website (www.heraldnb.com), with respect to information about Herald. Investors can also obtain these documents, free of charge, at http://www.bankunited.com under the tab “About Us” and then under the heading “Investor Relations” and then under “SEC Filings.” Copies of the Proxy Statement/Prospectus and any other filing by the Company with the SEC and by Herald with the OCC can also be obtained, free of charge, by directing a request to Douglas J. Pauls, 14817 Oak Lane, Miami Lakes, FL 33016, (305) 461-6841.

BANKUNITED, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - UNAUDITED
(Dollars in thousands, except per share data)

	December 31, 2011	December 31, 2010
ASSETS
Cash and due from banks:
Non-interest bearing	$39,894	$44,860
Interest bearing	13,160	12,523
Due from Federal Reserve Bank	247,488	502,828
Federal funds sold	3,200	4,563
Cash and cash equivalents	303,742	564,774
Investment securities available for sale, at fair value (including covered securities of $232,194 and $263,568)	4,181,977	2,926,602
Federal Home Loan Bank stock	147,055	217,408
Loans held for sale	3,952	2,659
Loans (including covered loans of $2,422,811 and $3,396,047)	4,137,058	3,934,217
Allowance for loan losses	(48,402)	(58,360)
Loans, net	4,088,656	3,875,857

FDIC indemnification asset	2,049,151	2,667,401
Bank owned life insurance	204,077	207,061
Other real estate owned, covered by loss sharing agreements	123,737	206,680
Deferred tax asset, net	19,485	—
Income tax receivable	—	10,862
Goodwill and other intangible assets	68,667	69,011
Other assets	131,539	121,245
Total assets	$11,322,038	$10,869,560
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Demand deposits:
Non-interest bearing	$770,846	$494,499
Interest bearing	453,666	349,985
Savings and money market	3,553,018	3,134,884
Time	2,587,184	3,184,360
Total deposits	7,364,714	7,163,728

Securities sold under agreements to repurchase	206	492
Federal Home Loan Bank advances	2,236,131	2,255,200
Income taxes payable	53,171	—
Deferred tax liability, net	—	4,618
Advance payments by borrowers for taxes and insurance	21,838	22,563
Other liabilities	110,698	169,451
Total liabilities	9,786,758	9,616,052

Commitments and contingencies

Stockholders’ equity:
Common Stock, par value $0.01 per share 400,000,000 and 110,000,000 shares authorized; 97,700,829 and 92,971,850 shares issued and outstanding	977	930
Paid-in capital	1,240,068	950,831
Retained earnings	276,216	269,781
Accumulated other comprehensive income	18,019	31,966
Total stockholders’ equity	1,535,280	1,253,508
Total liabilities and stockholders’ equity	$11,322,038	$10,869,560

BANKUNITED, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME - UNAUDITED
(Dollars in thousands, except per share data)

	Three Months Ended December		Year Ended December
	31,		31,
	2011	2010	2011	2010

Interest income:
Interest and fees on loans	$142,185	$111,376	$512,728	$431,468
Interest and dividends on investment securities available for sale	31,856	30,880	122,626	124,262
Other	598	473	2,743	1,958

Total interest income	174,639	142,729	638,097	557,688

Interest expense:
Interest on deposits	18,006	24,713	75,773	108,344
Interest on borrowings	15,920	15,992	63,164	59,856

Total interest expense	33,926	40,705	138,937	168,200

Net interest income before provision for loan losses	140,713	102,024	499,160	389,488
Provision for loan losses	4,012	6,250	13,828	51,407

Net interest income after provision for loan losses	136,701	95,774	485,332	338,081

Non-interest income:
Accretion of discount on FDIC indemnification asset	10,654	17,788	55,901	134,703
Income from resolution of covered assets, net	11,708	8,685	18,776	121,462
Net gain on indemnification asset	42,955	62,668	79,812	17,736
FDIC reimbursement of costs of resolution of covered assets	6,928	7,369	31,528	29,762
Service charges	2,733	2,673	11,128	10,567
Loss on sale of loans, net	(70,117)	(76,310)	(69,714)	(76,310)
Gain (loss) on sale or exchange of investment securities available for sale	(79)	1,294	1,136	(998)
Mortgage insurance income	4,676	6,344	16,904	18,441
Settlement with the FDIC	—	24,055	—	24,055
Investment services income	1,336	1,805	7,496	6,226
Other non-interest income	2,548	3,888	10,250	12,135

Total non-interest income	13,342	60,259	163,217	297,779

Non-interest expense:
Employee compensation and benefits	40,971	44,152	272,991	144,486
Occupancy and equipment	10,405	8,548	36,680	28,692
Impairment of other real estate owned	2,746	3,967	24,569	16,131
Foreclosure expense	4,590	3,678	18,976	30,669
(Gain) loss on sale of OREO	(3,763)	4,444	23,576	2,174
OREO related expense	3,881	5,830	13,001	19,003
Change in value of FDIC warrant	—	17,330	—	21,832
Deposit insurance expense	1,828	3,479	8,480	13,899
Professional fees	5,126	5,608	17,330	14,677
Telecommunications and data processing	2,266	3,549	12,041	12,321
Other non-interest expense	7,775	2,687	28,161	19,436

Total non-interest expense	75,825	103,272	455,805	323,320

Income before income taxes	74,218	52,761	192,744	312,540
Provision for income taxes	32,938	24,948	129,576	127,805

Net income	$41,280	$27,813	$63,168	$184,735

Earnings per common share, basic	$0.41	$0.30	$0.63	$1.99

Earnings per common share, diluted	$0.41	$0.30	$0.62	$1.99

Cash dividends declared per common share	$0.14	$0.22	$0.56	$0.37

BankUnited Inc. and Subsidiaries

Average balances and yields

	For the Three Months Ended December 31,
	2011			2010
	Average Balance	Interest	Yield/ Rate(1)	Average Balance	Interest	Yield/ Rate(1)
Assets:
Interest earning assets:
Investment securities available for sale	$4,113,223	$31,856	3.10%	$3,012,232	$30,880	4.10%
Other interest earning assets	617,501	598	0.38%	658,313	473	0.29%
Loans	3,982,354	142,185	14.25%	3,968,777	111,376	11.20%
Total interest earning assets	8,713,078	174,639	8.00%	7,639,322	142,729	7.46%
Allowance for loan losses	(53,811)			(59,023)
Noninterest earning assets	2,597,226			3,375,603
Total assets	$11,256,493			$10,955,902
Liabilities and Stockholders’ Equity:
Interest bearing liabilities:
Interest bearing deposits:
Interest bearing demand	$422,193	$685	0.64%	$333,445	$558	0.66%
Savings and money market	3,535,825	7,178	0.81%	3,056,200	7,821	1.02%
Time	2,534,917	10,143	1.59%	3,360,614	16,334	1.93%
Total interest bearing deposits	6,492,935	18,006	1.10%	6,750,259	24,713	1.45%
Borrowings:
FHLB advances	2,238,982	15,919	2.82%	2,257,881	15,991	2.81%
Short term borrowings	328	1	0.49%	257	1	0.34%
Total interest bearing liabilities	8,732,245	33,926	1.54%	9,008,397	40,705	1.79%
Non-interest bearing demand deposits	708,490			518,785
Other non-interest bearing liabilities	299,902			193,166
Total liabilities	9,740,637			9,720,348
Stockholders’ equity	1,515,856			1,235,554
Total liabilities and stockholders’ equity	$11,256,493			$10,955,902
Net interest income		$140,713			$102,024
Interest rate spread			6.46%			5.67%
Net interest margin			6.46%			5.35%

(1) Annualized

BankUnited Inc. and Subsidiaries

Average balances and yields

	For the Year Ended December 31,
	2011			2010
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:
Interest earning assets:
Investment securities available for sale	$3,654,137	$122,626	3.36%	$2,891,493	$124,262	4.30%
Other interest earning assets	628,782	2,743	0.44%	640,506	1,958	0.31%
Loans	3,848,837	512,728	13.32%	4,181,062	431,468	10.32%
Total interest earning assets	8,131,756	638,097	7.85%	7,713,061	557,688	7.23%
Allowance for loan losses	(57,462)			(38,236)
Noninterest earning assets	2,866,486			3,513,839
Total assets	$10,940,780			$11,188,664
Liabilities and Stockholders’ Equity:
Interest bearing liabilities:
Interest bearing deposits:
Interest bearing demand	$382,329	$2,499	0.65%	$273,897	$1,981	0.72%
Savings and money market	3,366,466	29,026	0.86%	2,870,768	34,243	1.19%
Time	2,585,201	44,248	1.71%	3,889,961	72,120	1.85%
Total interest bearing deposits	6,333,996	75,773	1.20%	7,034,626	108,344	1.54%
Borrowings:
FHLB advances	2,246,068	63,158	2.81%	2,244,601	59,784	2.66%
Short term borrowings	1,333	6	0.48%	7,812	72	0.92%
Total interest bearing liabilities	8,581,397	138,937	1.62%	9,287,039	168,200	1.81%
Non-interest bearing demand deposits	622,377			440,673
Other non-interest bearing liabilities	282,416			263,789
Total liabilities	9,486,190			9,991,501
Stockholders’ equity	1,454,590			1,197,163
Total liabilities and stockholders’ equity	$10,940,780			$11,188,664
Net interest income		$499,160			$389,488
Interest rate spread		6.23%			5.42%
Net interest margin		6.14%			5.05%

BankUnited, Inc.

Selected Ratios

				Year ended
	Three months ended	Three months ended	Year ended	December
Financial ratios	December 31, 2011	December 31, 2010	December 31, 2011	31, 2010
Return on average assets	1.45%	1.01%	0.58%	1.65%
Return on average stockholder’s equity	10.80%	8.93%	4.34%	15.43%
Net interest margin	6.46%	5.35%	6.14%	5.05%

Capital ratios	December 31, 2011	December 31, 2010
Tier 1 risk-based capital	34.59%	41.30%
Total risk-based capital	35.86%	42.04%
Tier 1 leverage	10.77%	10.34%

Asset quality ratios	December 31, 2011	December 31, 2010
Non-performing loans to total loans (1) (3)	0.70%	0.66%
Non-performing assets to total assets (2)	1.35%	2.14%
Allowance for loan losses to total loans	1.17%	1.48%
Allowance for loan losses to non-performing loans (1)	167.59%	226.35%
Net charge-offs to average loans	0.62%	0.37%

(1)          We define non-performing loans to include nonaccrual loans, loans, other than ACI loans, that are past due 90 days or more and still accruing and certain loans modified in troubled debt restructurings. Contractually delinquent ACI loans on which interest continues to be accreted are excluded from non-performing loans. The carrying value of ACI loans contractually delinquent by more than 90 days, but not identified as non-performing was $361.4 million and $717.7 million at December 31, 2011 and December 31, 2010, respectively.

(2)          Non-performing assets include non-performing loans and other real estate owned.

(3)          Total loans is net of unearned discounts and deferred fees and costs.

Source: BankUnited, Inc.

BankUnited, Inc.

Investor Relations:

Douglas J. Pauls, 305-461-6841

dpauls@bankunited.com

or

Media Relations:

Mary Harris, 305-817-8117

mharris@bankunited.com